Schroder Investment Management North America Inc.
875 Third Avenue, New York, NY 10022-6225

February 18, 2005

Schroder Capital Funds (Delaware)
875 Third Avenue (22nd Floor)
New York, New York 10022

Re:  Fee Waivers and Expense Reimbursements

Dear Ladies and Gentlemen:

This is to inform that we hereby agree to waive a portion of the management fees we are entitled to receive from Schroder International Fund so that through
February 28, 2006 the Fund will pay management fees to us at the annual rate of
0.45% of the Fund's average daily net assets.

 In addition, we hereby agree, until February 28, 2006, to reduce the compensation we are entitled to receive as investment adviser of Schroder
International Fund, Schroder U.S. Large Cap Equity Fund and Schroder U.S.
Opportunities Fund, and, if necessary, to pay certain other expenses attributable to the Investor Shares of each such fund to the extent that a fund's total operating expenses attributable to its Investor Shares exceed the following annual rates (based on the average net assets of each fund taken separately):

SCHRODER CAPITAL FUNDS (DELAWARE)

                                                              Investor Shares
                                                              ------------------

       Schroder International Fund                                  1.25%

       Schroder Large Cap Equity Fund                               2.00%

       Schroder U.S. Opportunities Fund                             2.00%

With respect to Schroder International Fund, the management fee waivers set forth in the first paragraph of this letter are not intended to reduce the total operating expenses of the Fund further than the amounts set forth in the above table.

Sincerely,

Schroder Investment Management
North America Inc.

By: /s/ Mark A. Hemenetz
   -------------------------------------
Name:  Mark A. Hemenetz
Title: Executive Vice President